UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 30, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

CBS Corporation

File No. 001-09553 -- CF# 32068

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CBS Corporation submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from Exhibit 10 to a Form 10-Q filed on August 2, 2012, and requesting confidential treatment for information it excluded from Exhibit 10(p) to a Form 10-K filed on February 13, 2015.

Based on representations by CBS Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10 to Form 10-Q filed August 2, 2012	through July 30, 2019
Exhibit 10(p) to Form 10-K filed February 13, 2014	through July 30, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary